December 7, 2009

BY EDGAR AND HAND DELIVERY

Ms. Sonia Gupta Barros

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chesapeake Lodging Trust
Registration Statement on Form S-11
File No. 333-162184

Dear Ms. Barros:

Our client, Chesapeake Lodging Trust, a Maryland real estate investment trust (the “Company”), today has filed Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-11 (File No. 333-162184) (the “Registration Statement”). As filed, Amendment No. 3 has been marked to show changes from the Company’s filing of Amendment No. 2 to the Registration Statement with the Securities and Exchange Commission (the “Commission”) on November 24, 2009. We have enclosed with this letter a marked copy of Amendment No. 3.

This letter responds to the comments from the Commission staff (the “Staff”), received in a letter dated December 3, 2009 (the “Comment Letter”) and in a telephone conference with you on December 4, 2009 (the “Telephone Conference”), with respect to Amendment No. 2 to the Registration Statement. The changes reflected in Amendment No. 3 include those made in response to the Comment Letter and the Telephone Conference.

For your convenience, set forth in italics below are your numbered comments, with the Company’s responses immediately following. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 3. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 3.

Securities and Exchange Commission

December 7, 2009

Prospectus Cover Page

1.	We note that you have listed your co-managers on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K.

In response to the Staff’s comment, we confirm that all of the underwriters that appear on the cover page are lead or co-managing underwriters in accordance with Item 501(b)(8)(i) of Regulation S-K.

2.	Please remove your references to “Joint Book-Running Managers” and “Lead-Manager” from the prospectus cover page as this information is not required by Item 501 of Regulation S-K and is not key to an investment decision. Instead, you may provide this information in the underwriting section or on the back cover page of the prospectus, where you have done so already.

In response to the Staff’s comment, the Company has revised the prospectus cover page to remove references to the underwriters’ respective roles and titles.

Prior Performance of Highland Hospitality Corporation, page 83

Table III. Operating Results of Prior Programs, page 87

3.	Your response to prior comment 2 indicates that in your prior performance tables you have disclosed what you consider to be the most closely analogous reported financial information contained in Highland’s SEC filings. Please clarify to us how your disclosure corresponds to each of the line items specified in Guide 5 for Table III. Specifically, tell us where “profit on sale of properties”, the line items pertaining to the dollar amounts and sources of distributions to investors, and the various totals and subtotals are reflected.

In response to the Staff’s comment, and on the basis of discussions between the undersigned and William Demarest of the Staff, the Company has revised Table III to include the following additional line items in the Statement of Operations Data section of Table III, all of which were derived from Highland’s statements of operations filed with the Commission:

•	Discontinued operations:
o	Income from hotel properties sold
o	Gain on sale of hotel properties
o	Total income from discontinued operations

•	Net income (loss)

•	Preferred stock dividends

In response to the Staff’s specific inquiry regarding disclosure of “profit on sale of properties,” please note the line items added to the statement of operations data segment of Table III relating to discontinued operations and the sale of hotel properties relate only to the sales of the Barcelo Tucancun Beach resort and the Marriott Mount Laurel hotel in 2006. As disclosed on page 85 of the prospectus, the remainder of the properties owned by Highland were disposed of in connection with Highland’s sale in 2007.

Regarding the portion of the Staff’s comment requesting inclusion of various line items pertaining to the dollar amounts and sources of distributions to investors, and the various totals

Securities and Exchange Commission

December 7, 2009

and subtotals related thereto, as discussed with William Demarest, please be advised that Highland did not separately identify in its public filings the sources of cash distributions to its investors and, in light of Highland’s sale, neither the Company nor its management has access to the underlying data from which the sources of dividends paid to Highland’s investors can be identified. Also as discussed with Mr. Demarest, the aggregate amounts of cash paid by Highland through dividends to investors already comprise a portion of the “Net cash provided by financing activities” line item. Accordingly, for the foregoing reasons, and as discussed with Mr. Demarest, no further information relating to Highland’s cash generation has been included in Table III.

Telephone Conference

1.	Please confirm that Highland had no major adverse business developments or conditions that would be material to investors in the Company’s common shares that should be disclosed under paragraph A.2 of Item 8 to Guide 5.

The Company confirms that no such developments or conditions existed and, accordingly, has not provided any such disclosure in the prospectus.

2.	Please present Table V from Appendix II to Guide 5 relating to the two properties sold by Highland in 2006.

The Company has prepared Table V to the extent of its ability using the information available in Highland’s prior filings with the Commission. Please be advised that neither of the disposed of properties was encumbered by mortgage financing at the time of sale, nor was any purchase money financing taken back. Further, Highland did not at any point separately quantify in its Commission filings the amounts of its capital expenditures relating to the disposed of properties, nor did it separately report the depreciation or amortization associated with them. In addition, Highland did not report, beyond the disclosures relating to discontinued operations reported in its financial statements, any amounts that could be used to produce data suitable for inclusion under the “Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures” column of Table V. Accordingly, Table V as presented on page 88 of the prospectus omits such information.

3.	Please expand the disclosure in the “Underwriting” section of the prospectus to identify the factors that may be considered by the Company in determining whether to pay the discretionary structuring fee to J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc.

Please be advised that the Company has agreed with J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. to remove the structuring fee. Accordingly, all references to this have been removed from the prospectus.

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The Company respectfully believes that the proposed modifications to the Registration Statement are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to the Comment Letter or the Telephone Conference, please do not hesitate to contact me at 703-610-6170.

Very truly yours,

Kevin L. Vold

cc:	James L. Francis
James E. Showen, Esq.
Jay L. Bernstein, Esq.
Andrew S. Epstein, Esq.